Exhibit 21.1

We currently conduct our operations through subsidiaries.  The names and ownership structure of our subsidiaries as of January 26, 2015 are set forth in the chart below.

Name	Jursidiction of Incorporation or Organization	Ownership Percentage
Metalline, Inc. (“Metalline”)	Colorado, USA	100% by Silver Bull

Contratistas de Sierra Mojada S.A. de C.V.	Mexico	98% by Silver Bull and 2% by Metalline

Minera Metalin S.A. de C.V.	Mexico	99.998% by Silver Bull and 0.002% by Metalline

Minas De Coahuila SBR S.A. de C.V.	Mexico	100% by Minera Metalin S.A. de C.V.

Dome Ventures Corporation (“Dome”)	Delaware, USA	100% by Silver Bull

Dome Asia Inc.	British Virgin Islands	100% by Dome

Dome Minerals Nigeria Limited	Nigeria	99.99% by Dome Asia Inc.

African Resources SARL Gabon	Gabon	100% by Dome Asia Inc.